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EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT

        The following is a list of the subsidiaries of the Company:

	Subsidiary	Place of Incorporation
1)	Candela Iberica, S.A.	Spain
2)	Candela France SARL	France
3)	Candela KK	Japan
4)	Candela Deutschland GmbH	Germany
5)	Candela Italia	Italy
6)	Candela Holdings, B.V.	Netherlands
7)	Inolase (2002), Ltd.	Israel
8)	Candela Corporation Australia PTY, Ltd.	Australia
9)	Candela (U.K.) Limited	United Kingdom
10)	Candela Skin Care Centers of Boston, Inc.	Massachusetts
11)	Candela Skin Care Centers of Scottsdale, Inc.	Massachusetts

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  EXHIBIT 21.1